Rec'd 3/14/02 CW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021499

SEC FILE NUMBER
8- 38761

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 4 2002

FACING PAGE

3/29/02

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PILOT CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, Suite 2103
(No. and Street)

New York	NY	10990
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert McCabe 212-888-2200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BORGMEIER & ALARIO, PLLC
(Name — *if individual, state last, first, middle name*)

28 Railroad Avenue	Warwick	NY	10990
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Borgmeier & Alario, PLLC

OATH OR AFFIRMATION

I, ROBERT MC CABE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PILOT CAPITAL CORPORATION, as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Denise J. Monteforte
Notary Public, State of New York
01M05053971
Qualified in Orange County
Commission Expires Jan. 2, 2006

Notary Public

Signature

Chairman
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) ~~Statement of Financial Condition~~ Balance Sheet
- ☒ (c) Statement of Income (Loss) and Accumulated Deficit
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x Independent Auditor's Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PILOT CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Borgmeier & Alario, PLLC

PILOT CAPITAL CORPORATION

Contents to Financial Statements

December 31, 2001

Annual Audited Report "Facing Page"............................1-2

Independent Auditors Report...3

Balance Sheet December 31, 2001....................................4

Statement of Income (Loss) and Accumulated deficit

for the year ended December 31, 2001..............................5

Statement of Cash Flows

for the year ended December 31, 2001...............................6

Notes to Financial Statements..7-9

Additional Information..10-14

Independent Auditors' supplementary report on

Internal Control...15-17

BORGMEIER & ALARIO, PLLC

Certified Public Accountants

28 Railroad Avenue
Warwick, New York 10990
(845) 986-8717
Fax (845) 986-1771

82 Newark Pompton Tpke
Riverdale, NJ 07457
(973) 835-8549
E-mail : cpa@warwick.net

Independent Auditor's Report

The Board of Directors
Pilot Capital Corporation
New York, New York

We have audited the accompanying balance sheet of Pilot Capital Corporation at December 31, 2001 and the related statements of Income (Loss) and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pilot Capital Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Warwick, New York
February 5, 2002

Borgmeier & Alario, PLLC

Pilot Capital Corporation
Balance Sheet
December 31, 2001

ASSETS	
CURRENT ASSETS:	
Cash and Cash Equivalents	$ 86,460
Marketable Securities	3,300
Accounts Receivable-Trade	-
Shareholders' Loan Receivable	15,862
Prepaid Expenses	517
TOTAL CURRENT ASSETS	106,139
FURNITURE AND EQUIPMENT, AT COST	
Office Furniture	26,470
Office Equipment	100,865
	127,335
Less: Accumulated Depreciation	101,310
NET FURNITURE AND EQUIPMENT	26,025
OTHER ASSETS:	
Investment in restricted stock	85,000
Security Deposits	6,642
	91,642
TOTAL ASSETS	$ 223,806
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 23,670
Franchise tax payable	400
Total current liabilities	24,070
Commitment (Note 3)	-
TOTAL LIABILITIES	24,070
STOCKHOLDERS' EQUITY	
Common Stock, $1 Par Value, 1000 Shares Authorized 100 Shares Issued and Outstanding	100
Additional Paid-In Capital	1,907,770
Accumulated Deficit	(1,708,134)
TOTAL STOCKHOLDERS' EQUITY	199,736
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 223,806

See notes to financial statements

Pilot Capital Corporation
Statement of Income (Loss) and Accumulated Deficit
For the year ended December 31, 2001

REVENUES:	
Consulting Fees	$ -
Interest and Other	1,034
	1,034
Expenses:	
Employee Compensation and Related Benefits	70,213
Occupancy expenses	49,636
Telephone & Internet	18,855
Depreciation	16,808
Other General and Administrative Expenses	82,666
Total Expenses	238,178
Loss Before Provision for Income Taxes	(237,144)
Provision for Income Taxes (Note 2)	537
Net Loss	(237,681)
Accumulated Deficit at Beginning of Year	(1,470,453)
Accumulated Deficit at End of Year	$ (1,708,134)

See notes to financial statements

Pilot Capital Corporation
Statement of Cash Flows
For the year ended December 31, 2001

Cash Flows From Operating Activities:	
Net Loss	$ (237,681)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	16,808
Changes in Operating Assets and Liabilities:	
Increase in prepaid expenses	(517)
Increase in accounts payable and accrued expenses	10,990
Decrease in payroll taxes payable	(4,766)
Total Adjustments	22,515
Net Cash Used In Operating Activities	(215,166)
Cash Flows From Investing Activities:	
Purchases of office Furniture and Equipment	(2,046)
Investment in Securities	-
Loan to shareholder	(9,775)
Net cash from investing activities	(11,821)
Cash Flows From Financing Activities:	
Contributions to paid in capital	271,000
Net Increase in cash	44,013
Cash and Cash Equivalents at beginning of year	42,447
Cash and Cash Equivalents at end of year	$ 86,460

Supplemental Information:

Income taxes paid	$400
Interest paid	Nil

See notes to financial statements

PILOT CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

Note 1: Summary of Significant Accounting Policies

A. Organization

Pilot Capital Corporation (the "Company") was incorporated in the State of New York in April 1987.

In November 1987, the company was granted by the Securities and Exchange Commission ("SEC") registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In May 1988, the Company's membership in the National Association of Securities and dealers was approved.

B. Nature of business

The Company's business is to provide merger and acquisition consulting services to buyers and sellers of businesses, as well as provide corporate finance consulting services.

C. Basis of Financial Statement Preparation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the reporting period. Actual results could differ from those estimates.

D. Revenue recognition

The company recognizes consulting revenue as services are performed in accordance with the terms of the related contracts.

E. Property and Equipment

All property, plant and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred. Depreciation expense for the year ended December 31, 2001, amounted to $ 16,808.

F. Cash equivalents

The company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Note 2: Income taxes

The company has elected to be treated as a Subchapter S Corporation for Federal and New York State income tax purposes. Accordingly, net income or loss passes through directly to its stockholders and no provision or (benefit) for federal and New York State income taxes, other than a minimum amount due New York State under Subchapter S status, has been made in the accompanying financial statements. New York City does not recognize Subchapter S status. The accompanying financial statements reflect a provision based on minimum taxes payable to New York State and City for the year ended December 31, 2001.

Note 3: Commitment

The Company is obligated under a non-cancelable operating lease on its office space. The extended lease expired in October 31, 2001. Effective November 1, 2001 the lease has been amended so that the term now ends on October 31, 2003. In 2001, $49,636 in rent expense has been included in occupancy costs.

The future minimum lease payments are as follows:

Year Ending	Base Rent Payable
12/31/02	$ 69,588
12/31/03	59,190
Thereafter	0
Total Future Lease Payments:	$ 128,778

Note 4: Capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined). The Company is also required to maintain minimum net capital of $5,000. At December 31, 2001 the Company's net capital (as defined) was approximately $63,000 or $58,000 in excess of the required net capital, and the Company' aggregate indebtedness-to-net-capital ratio was .38 to 1.

Note 5: Changes in Stockholders' Equity:

During 2001 the 100 percent shareholder made additional contributions to paid-in-capital. The stockholder will continue to make additional contributions as necessary in order to meet and maintain capital requirements and to continue as a going concern. The contributions amounted to $ 271,000 in 2001.

Note 6: Investment in Marketable Securities:

The company records unrealized gains and losses on marketable securities available for in sale in the stockholder's equity section of its balance sheet as "accumulated other comprehensive income" Book value represents tax basis. Included in securities available for sale are as follows:

A: Investment in Restricted Stock:

In 1999, the company provided consulting services to a client in exchange for 10,000 shares of the client's restricted stock, at 10% of fair market value. As provided in APB 29, the client accounted for this transaction at fair market value. The fair market value of stock received was $85,000. As of December 31, 2001 the fair market value was unchanged.

B: Investment in Warrants ($3,300) with a cost equal to the fair market value.

ADDITIONAL INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

OKER OR DEALER Pilot Capital Corporation as of 12/31/01

COMPUTATION OF NET CAPITAL

tal ownership equity from Statement of Financial Condition			$ 199,737	3480
duct ownership equity not allowable for Net Capital			( )	3490
Total ownership equity qualified for Net Capital			199,737	3500
dd:				
Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
Total capital and allowable subordinated liabilities			$	3530
ductions and/or charges:				
Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ *136,829	3540		
B. Secured demand note deficiency		3590		
Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(136,829)	3620
Other additions and/or allowable credits (List)				3630
t capital before haircuts on securities positions			$ 62,908	3640
aircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
Contractual securities commitments	$	3660		
Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
Undue Concentration		3650		
Other (List)		3736	( )	3740
Net Capital			$ 62,908	3750

OMIT PENNIES

* See Schedule One

SCHEDULE ONE

PILOT CAPITAL CORPORATION

STATEMENT OF ASSETS DEEMED NOT ALLOWABLE

IN COMPUTING NET CAPITAL UNDER RULE 15c3-1

December 31, 2001

Shareholders' Loan Receivable	$ 15,862
Investment in Restricted Stock	85,000
Investment in Warrants	3,300
Office Furniture And Equipment, At Cost, Net Of Accumulated Depreciation	26,025
Security deposit	6,642
Total Assets Deemed Not allowable	$ 136,829

Borgmeier & Alario, PLLC

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

[redacted]ROKER OR DEALER as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

[redacted]a[redacted]A

1. Minimum net capital required (6-2/3% of line 19)			$ 1,605	3756
2[redacted] Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
[redacted]3[redacted] Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
[redacted]4. Excess net capital (line 10 less 13)			$ 57,908	3770
15[redacted] Excess net capital at 1000% (line 10 less 10% of line 19)			$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16[redacted] Total A.I. liabilities from Statement of Financial Condition			$ 24,070	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19[redacted] Total aggregate indebtedness			$ 24,070	3840
20[redacted] Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 38	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 38	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

2[redacted] 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
2[redacted] Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
2[redacted] Excess net capital (line 10 less 24)	$	3910
2[redacted] Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

There were no material differences between the above computations and the corresponding unaudited Part II A Filing.

N[redacted]TES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

ROKER OR DEALER PILOT CAPITAL CORPORATION as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. f an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 (Limited Business)	X	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

ype of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

THDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

<u>**SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR**</u>

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5

The Board of Directors
Pilot Capital Corporation

In planning and performing our audit of the financial statements of Pilot Capital Corporation for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, We have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pilot Capital Corporation that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above, however, We did note the condition described in the following paragraph.

The Company is a small company; essentially all of its operational and record keeping procedures are performed by one individual. Consequently, the segregation of duties typically present in an internal accounting control structure is not practicable. The Company, which has not acted as principal in any securities transactions and does not hold securities for its own account or for the account of customers, has no plans to change operational and record keeping procedures.

These conditions were considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the financial statements; this report does not affect our report on these financial statements dated February 5, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., and the Securities and Exchange Commission and should not be used for any other purpose.

Warwick, New York
February 5, 2002